UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”), dated December 12, 2024, regarding the Company’s 2024 Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: December 16, 2024	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

Frontline plc (the “Company”) advises that the 2024 Annual General Meeting of the Shareholders of the Company was held on 12 December 2024 at 09:00 a.m. at Metis Tower, 28th October Avenue and Iakovou Tombazi Street, 4th floor, 3107 Limassol, Cyprus. The audited consolidated financial statements for the Company for the year ended 31 December 2023 were presented to the Meeting.
In addition, the following resolutions were passed:
1.	To re-elect John Fredriksen as a Director of the Company.
2.	To re-elect James O’Shaughnessy as a Director of the Company.
3.	To re-elect Ola Lorentzon as a Director of the Company.
4.	To re-elect Cato Stonex as a Director of the Company.
5.	To re-elect Steen Jakobsen as a Director of the Company.
6.	To elect Ørjan Svanevik as a Director of the Company.
7.	To elect Dr. Maria Papakokkinou as a Director of the Company.
8.	To re-appoint PricewaterhouseCoopers of Limassol, Cyprus as auditors and to authorise the Directors to determine their remuneration.
9.	To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed USD 600,000 for the year ended December 31, 2024.
10.
To approve with effect from 12:00 p.m. (Cyprus time) on 12th December, 2024 (the “Effective Date”) and for a period of twelve (12) calendar months from the Effective Date the exclusion of the shareholders’ right of pre-emption with respect to any offer by the Company to the public against cash consideration, as may be decided by the Board of Directors from time to time, of a maximum of 377,377,111 ordinary shares of nominal value USD 1 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than USD 1 per share.

11.
To approve with effect from 12:00 pm (Cyprus time) on 12th December, 2024 (the “Effective Date”) and for a period of twelve (12) calendar months from the Effective Date the exclusion of the shareholders’ right of pre-emption with respect to any offer by the Company to the public for cash consideration as may be decided by the Board of Directors from time to time, of a maximum of 377,377,111 debentures or other securities convertible into ordinary shares of nominal value USD 1 each ranking pari passu with the existing ordinary shares of the Company or options or other securities carrying the right to subscribe for ordinary shares of the Company of nominal value USD 1 each ranking pari passu with the existing ordinary shares of the Company at a subscription price which shall be determined by the Board of Directors not lower than USD 1 per security.

12.
To approve on an advisory vote basis the Company’s Remuneration Report for the year ended December 31st, 2023 pursuant to the provisions of the Encouragement of Long-Term Shareholders Engagement Law 111(I)/2021.

12 December 2024
The Board of Directors
Frontline plc
Limassol, Cyprus
This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.